

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

February 5, 2008

<u>VIA U.S. MAIL</u>

Mr. Mark P. O'Neill
Manager of Finance and Accounting
Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121

> **Re: Hypertension Diagnostics, Inc.**
> **Form 10-KSB for the year ended June 30, 2007**
> **Filed September 27, 2007**
> **File No. 000-24635**

Dear Mr. O'Neill:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief